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                                                                      EXHIBIT 23

                         Consent of Independent Auditors

The Plan Committee
Liberty Media 401(k) Savings Plan:

We consent to incorporation by reference in the registration statement (No. 333-70279-2) on Post-Effective Amendment No. 2 on Form S-8 of AT&T Corp. 401(k) Savings Plan of our report dated June 25, 2001, relating to the statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for participant benefits for the year ended December 31, 2000 and for the period from inception (March 2, 1999) to December 31, 1999 and related supplemental schedules, which report appears in the December 31, 2000 Annual Report on Form 11-K of the Liberty Media 401(k) Savings Plan.

                                       KPMG LLP

Denver, Colorado
June 25, 2001